Exhibit 99.2

NASUS PHARMA LTD.

Tel Aviv, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 5, 2026

The enclosed Proxy Statement is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Nasus Pharma Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on March 5, 2026 at 2:00 p.m. Israel time, or at any adjournment or postponement thereof, at 28 Ha’Arbaa St., Hagag Towers, North Tower, 34th Floor, Tel Aviv, Israel (the “Company’s Legal Counsels’ Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we may elect to follow certain Israeli corporate governance practices in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE American LLC rules (“NYSE” and the “NYSE Rules,” respectively), provided that we disclose those NYSE Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our current amended and restates articles of association (the “Company’s Current Articles”), the presence of any two or more shareholders, personally or by proxy, holding (in the aggregate) not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on February 9, 2026 (the “Record Date”), shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until March 5, 2026, at the Company’s Legal Counsels’ Office at 4:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposals 1 and 5 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such Proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals 2, 3 and 4 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of such Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder declares and approves that he is not a controlling shareholder nor has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the proxy card.

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Mr. Eyal Rubin, at 65 Yigal Alon St., Tel Aviv, 6744317 Israel, or via e-mail: eyalr@nasuspharma.com, no later than February 5, 2026.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be position statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND AND RESTATE THE COMPANY’S CURRENTAMENDED AND RESTATED ARTICLES OF ASSOCIATION TO REFLECT THE SAME

As of the date hereof, the Company’s authorized share capital consists of 22,801,942 Ordinary Shares.

On December 11, 2025, the Board of Directors approved an increase to the Company’s authorized share capital by 27,198,058 Ordinary Shares (the “Increase of Authorized Share Capital”). Accordingly, after giving effect to the Increase of Authorized Share Capital, subject to shareholders’ approval, the authorized share capital of the Company will consist of 50,000,000 Ordinary Shares.

The Board believes this Increase of Authorized Share Capital is necessary to enable the Company to have sufficient share capital for the upcoming years, and to ensure that the Company can raise adequate capital to pursue business opportunities to meet its future business needs and to better position the Company for potential future financing and strategic transactions. Additionally, as a general matter, the Increase of Authorized Share Capital as a result of the proposed amendment would enable the Board to issue additional Ordinary Shares in its discretion from time to time for general corporate purposes.

An amendment to the Company’s current Amended and Restated Articles of Association (the “Articles”) that reflects the Increase of Authorized Share Capital, will include replacing Article 5(a) of the Articles with the following:

“5. Authorized Share Capital.

(a) The share capital of the Company shall be 50,000,000 Ordinary Shares, no par value each (the “Ordinary Shares”).”

The Board believes that the Increase of the Authorized Share Capital is advisable and in the best interests of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve to increase to the Company’s authorized share capital by 27,198,058 Ordinary Shares to 50,000,000 Ordinary Shares, and to amend and restate the Company’s Articles to reflect the same, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation for a company’s director, in accordance with or which exceed the terms of the company’s compensation policy, require approval by a company’s compensation committee, its board of directors and its shareholders (by a Simple Majority or Special Majority, as the case may be), in that order. A copy of the Company’s compensation policy is filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-288582), filed with the SEC on July 9, 2025 (the “Policy”).

The Proposed Grant to Non-Executive Directors

On December 4, 2025 and December 11, 2025 (in this proposal, the “Date of Grant”), the Company’s compensation committee (the “Compensation Committee”) and the Board, respectively, approved and recommended that the Company’s shareholders approve, a grant of 10,000 options to purchase 10,000 Ordinary Shares (the “Proposed Grant to Non-Executive Directors” and the “Options,” respectively), to each of Mr. David Silberman, Dr. Sharon Shacham, and Mr. Isaac Israel, the Company’s non-executive directors (the “Non-Executive Directors”), under the Company’s 2019 Incentive Option Plan (the “Plan”).

The following table sets forth the Proposed Grant to Non-Executive Directors, which the Compensation Committee and the Board believe to be in the best interests of the Company:

Name	Title	Previous No. of Options Granted	No. of Options Suggested for Grant	Proposed Exercise Price

Mr. David Silberman	Director	-	10,000	USD 5.38
Dr. Sharon Shaham	Director	-	10,000	USD 5.38
Mr. Isaac Israel	Director	-	10,000	USD 5.38

The Proposed Grant to the Non-Executive Directors is subject to a vesting period of 48 months, as follows: 1/16 of the granted Options will vest at the end of each quarter for sixteen (16) quarters, as of the Date of Grant. In the event of termination of engagement between the Company and each of the Non-Executive Directors, any unvested Options at the time of such termination shall be automatically cancelled.

The exercise price was calculated according to the average price per Ordinary Share in the last seven (7) trading days prior to the Date of Grant.

The terms of the Proposed Grant to Non-Executive Directors are within the framework and principles of the Policy, except for the exercise price of the Options as described above. All other terms and conditions of Options are in accordance with the Plan.

The Proposed Grant to Non-Executive Directors is granted under with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

When considering the amount for the Proposed Grant to Non-Executive Directors, including terms which exceed the terms of the Policy (only with respect to the exercise price), the Compensation Committee and Board considered, inter alia: (i) the considerations mentioned in Section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) the position, responsibilities, background and experience of each of the Non-Executive Directors; (iii) that the Proposed Grant to the Non-Executive Directors, including the exercise price calculation which is in deviation from the Policy, reflects a fair and reasonable value for their services, commitment and contribution to the Company’s growth and achievements; and (iv) that the Proposed Grant to Non-Executive Directors are meant to establish and maintain an alignment of interests between them and the Company’s shareholders and to align their compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a grant of equity-based compensation to the Non-Executive Directors of the Company, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. EYAL RUBIN, THE COMPANY’S CHIEF FINANCIAL OFFICER

Background

Under the Companies Law, arrangements concerning compensation for a company’s non-director office holder, which exceed the terms of the company’s compensation policy, require approval by a company’s compensation committee, its board of directors and its shareholders (by a Special Majority), in that order.

The Proposed Grant to the Chief Financial Officer

On November 16, 2025 and November 19, 2025, the Compensation Committee approved and recommended that the Board approve, and on November 17, 2025 and November 19, 2025, (in this proposal, the “Date of Grant”), the Board, approved and recommended that the Company’s shareholders approve, a grant of 126,197 Options to purchase 126,197 Ordinary Shares of the Company (the “Proposed Grant to Mr. Rubin”), to Mr. Eyal Rubin, the Company’s Chief Financial Officer, under the Plan.

The following table sets forth the Proposed Grant to Mr. Rubin, which the Compensation Committee and the Board believe to be in the best interests of the Company:

Name	Title	Previous No. of Options Granted	No. of Options Suggested for Grant	Proposed Exercise Price
Mr. Eyal Rubin	Chief Financial Officer	-	126,197	USD 7.56

The Proposed Grant to Mr. Rubin is subject to a vesting period of 48 months, as follows: 1/16 of the granted Options will vest in the end of each quarter for sixteen (16) quarters, as of the Date of Grant. In the event of termination of employment of Mr. Rubin, any unvested Options at the time of such termination shall be automatically cancelled.

The exercise price is calculated according to the average price per Ordinary Share in the last seven (7) trading days prior to the Date of Grant.

The terms of the Proposed Grant to Mr. Rubin are within the framework and principles of the Policy, except for the exercise price of the Options as described above. All other terms and conditions of Options are in accordance with the Plan.

The terms of the Proposed Grant to Mr. Rubin are within the framework and principles of the Policy, with the exception of the exercise price of the Options, which is the average Ordinary Share price of the last 7 trading days, prior to the Date of Grant, and is lower than the boundaries of the Policy.

The Proposed Grant to Mr. Rubin is granted under with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

When considering the amount for the Proposed Grant to Mr. Rubin, including terms which exceed the terms of the Policy (only regarding the exercise price), the Compensation Committee and Board considered, inter alia: (i) the considerations mentioned in Section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) the position, responsibilities, background and experience of Mr. Rubin; (iii) that the Proposed Grant to Mr. Rubin, including the exercise price calculation which is in deviation from the Policy, reflects a fair and reasonable value for his future services; and (iv) that the Proposed Grant to Mr. Rubin is meant to establish and maintain an alignment of interests between them and the Company’s shareholders and to align their compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a grant of equity-based compensation to Mr. Eyal Rubin, the Company’s Chief Financial Officer, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE A MILESTONE-BASED GRANT TO MR. DAN TELEMAN, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

On December 11, 2025, the Compensation Committee and the Board, respectively, approved and recommend to the Company’s shareholders to approve a milestone-based grant in cash to Mr. Dan Teleman, the Company’s Chief Executive Officer.

A milestone-based grant enables the Company to compensate officeholders based on predetermined goals, such as the achievement of milestone events or the completion of financing events. Our Compensation Committee and Board of Directors believe that a milestone-based grant in cash is an effective tool to retain and incentivize our Chief Executive Officer based on the achievement of predetermined goals.

Proposed Milestone Grant

In the event that the Company’s Phase II clinical trial successfully meets its primary end-point, Mr. Dan Teleman will be granted $50,000 (the “Triggering Milestone,” and “CEO Milestone Grant,” respectively). If the Triggering Milestone does not take place, Mr. Teleman shall not be entitled to the CEO Milestone Grant.

The terms of the CEO Milestone Grant exceed the framework of the Policy. When considering the amount for the CEO Milestone Grant, the Compensation Committee and Board considered, inter alia: (i) the considerations mentioned in Section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) the position, responsibilities, background and experience of Mr. Teleman; and (iii) that the CEO Milestone Grant to Mr. Teleman reflect a fair and reasonable value for Mr. Teleman’s efforts to achieve the Triggering Milestone, which is an important milestone in the Company’s business development and a crucial part of the Company’s business plan.

Accordingly, the Compensation Committee and Board determined that the CEO Milestone Grant for Mr. Dan Teleman is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a milestone-based grant for Mr. Dan Teleman, the Company’s Chief Executive Officer as set forth in the Proxy Statement.”

The approval of the aforementioned CEO Milestone Grant, requires a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

TO APPROVE SUB-PLAN FOR U.S. PERSONS TO THE COMPANY’S 2019 INCENTIVE OPTION PLAN

The Company maintains an equity incentive plan, the Plan (as defined above). As of January 29, 2026, the number of options allocated under the Plan is 923,178. In addition, the number of options that have vested and have not yet been exercised or expired in the Plan is 315,218.

The Plan was adopted in June 2019 and expires no later than June 2029. The Company’s employees, directors, consultants, service providers and their employees and charitable entities that option grants may be donated to in order to promote charitable purposes, are eligible to participate in the Plan (the “Eligible Participants”).

The Plan provides for the reservation from time-to-time, out of the Company’s authorized unissued share capital, such number of Ordinary Shares, as the Board deems appropriate. As of the date of this Proxy Statement, the Board has authorized the issuance of up to 723,178 Ordinary Shares under the Plan. The Plan provides for the grant of options to Eligible Participants. The Plan includes an Annex (the “Sub-Plan for U.S. Persons”) that governs the grants of options to employees and other service providers who are citizens or resident aliens of the United States.

The Sub-Plan for U.S. Persons governs grants of awards under the Plan to Eligible Participants who are United States citizens or who are resident aliens of the United States for United States federal tax purposes and permits the grant of incentive stock options (“ISOs”), and nonqualified stock options. The Sub-Plan for U.S. Persons includes a total of 100,000 Ordinary Shares available for issuance underlying grants of ISOs.

According to U.S. tax law, the Company is required to obtain the approval of the shareholders of the Company for the Sub-Plan for U.S. Persons and its ISO provisions, within twelve (12) months from the adoption date of the Sub-Plan for U.S. Persons. The Sub-Plan for U.S. Persons is attached as Exhibit A hereto.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Sub-Plan for U.S. Persons, as set forth in the Proxy Statement”.

The approval of the aforementioned Sub-Plan for U.S. Persons requires a Simple Majority.

The Board unanimously recommends a vote FOR on the above proposal.

Exhibit A

Sub-Plan for U.S. Persons to the Company’s 2019 Incentive Option Plan

NASUS PHARMA LTD. 2019 INCENTIVE OPTION PLAN

Appendix B: Sub-Plan for U.S. Persons

1.	Purpose of the Sub-Plan

This Sub-Plan (the “Sub-Plan”) is part of the Nasus Pharma Ltd. 2019 Incentive Option Plan (the “Plan”) and is adopted by the Board pursuant to Section 19 of the Plan. All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Sub-Plan governs grants of awards to U.S. Persons (as defined below).

2.	Provisions of the Sub-Plan

The provisions of this Sub-Plan shall supersede and govern in the case of inconsistency between the provisions of this Sub-Plan and the provisions of the Plan; provided, however, that this Sub-Plan shall not be construed to grant to any Participant rights not consistent with the terms of the Plan, unless specifically provided herein.

Any provisions or limitations of the Plan applicable to grants through a Trustee including, without limitation, Section 12.10 of the Plan and Section 5 of Appendix A of the Plan, shall be inapplicable to an Option granted pursuant to or governed by the provisions of this Sub-Plan.

3.	Shares Available for ISO Grant, Other Board Limitations

Pursuant to Section 4 of the Plan, the Company’s shareholders have approved a total of [_____] Shares, subject to adjustments permitted under provisions of the United States Internal Revenue Code of 1986 (the “Code”) applicable to an incentive stock option (“ISO”) to the extent applicable, for grant pursuant to this Sub-Plan as ISOs (as defined below). Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Sub-Plan as permitted by applicable law.

Notwithstanding Section 3.1 or Section 14 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for grant pursuant to this Sub-Plan as ISOs, except as otherwise permitted by this Sub-Plan; (b) change the class of persons eligible to receive grants pursuant to this Sub-Plan as ISOs; or (c) extend the date on which ISOs can be granted pursuant to this Sub-Plan beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Sub-Plan or the date of shareholder approval described in the preceding paragraph.

4.	Eligibility

The individuals who shall be eligible to receive grants under the Plan that are subject to the provisions of this Sub-Plan shall be employees, directors, and other individuals and entities who are United States citizens, who are resident aliens of the United States for United States federal tax purposes or any other person who is at any time during the period in which an award is outstanding subject to United States federal tax (collectively, “U.S. Persons”) and, who render services to the management, operation or development of the Company or a subsidiary of the Company of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock or other form of equity ownership or has a significant financial interest, as determined by the Committee and who have contributed or may be expected to contribute materially to the success of the Company or a Related Entity.

5.	Terms and Conditions of Options

(a)	In General. Every Option granted to a U.S. Person shall be evidenced by an Option Grant Letter Agreement in such form as the Board shall approve from time to time (a “U.S. Option Grant Letter Agreement”), specifying the number of Shares, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an ISO or a nonqualified stock option (“NSO”), and such other terms and conditions as the Board shall approve, and containing or incorporating by reference the terms and conditions set forth in this Sub-Plan. The Plan and this Sub-Plan shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code.

(b)	Limitations Relating to ISOs.

(i)	ISOs shall not be granted to any person who is not an employee of the Company or an affiliate satisfying the requirements of Sections 424(e) or 424(f) of the Code (generally, a corporation in the group with respect to which there is at least fifty percent (50%) voting power) (for purposes of this Sub-Plan, an “ISO Corporation”).

(ii)	The special United States federal tax rules applicable to ISOs are not available to an ISO that is exercised at any time later than three (3) months following termination of employment with an ISO Corporation (one (1) year in the event of death or disability within the meaning of Section 22(e)(4) of the Code). Accordingly, such an Option (if otherwise exercisable) shall be treated as an NSO upon exercise, rather than an ISO, for United States tax purposes.

(iii)	In no event shall an ISO expire later than ten (10) years from its Date of Grant; provided, however, that notwithstanding Section 6.3 of the Plan, no ISO granted to a Participant who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its Date of Grant. For purposes of this Sub-Plan the “Date of Grant” is the date the Board completes the corporate action necessary to create a legally binding right constituting the option (or such later date as the Board shall specify).

(iv)	Method of Exercise. Unless otherwise provided in the applicable U.S. Option Grant Letter Agreement, an ISO may be exercised only using any of the following methods:

(A)	In cash or by check, payable to the order of the Company;

(B)	By payment in cash or by check, payable to the order of the Company, of the par value of the Shares to be acquired and by payment of the balance of the exercise price in whole or in part by delivery of the Participant’s recourse promissory note, in a form specified by the Board and to the extent consistent with applicable law, secured by the Shares acquired upon exercise of the Option and such other security as the Board may require;

(C)	By (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(D)	By delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value, provided (1) the method of payment is then permitted under applicable law, (2) the Shares, if acquired directly from the Company, was owned by the Participant for a minimum period of time, if any, as may be established by the Board in its sole discretion, and (3) the Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; or

(E)	By any combination of the above permitted forms of payment.

In no event shall the “net exercise” method be used to exercise an ISO.

(v)	Notice of ISO Stock Disposition. The Participant must notify the Company promptly in the event that the Participant sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second (2nd) anniversary of the Date of Grant of the ISO or (ii) the first (1st) anniversary of the date the shares were issued upon exercise of the ISO.

(c)	Exercise Price. The exercise price of each Option shall be as specified by the Board in its discretion; provided, however, that the price shall be at least 100 percent (100%) of the Fair Market Value of the Shares on the Date of Grant; and provided, further, that the price with respect to an ISO granted to a Participant who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent (110%) of the Fair Market Value of the Shares on the Date of Grant of the ISO.

(d)	Effect of Cessation of Employment or Service Relationship. The Board shall determine in its discretion and specify in each applicable U.S. Option Grant Letter Agreement the effect, if any, of the termination of the Participant’s employment with or performance of services for the Company or any Related Entity on the exercisability of the Option; provided, however, that insofar as the Board has not specifically determined such effects in each applicable U.S. Option Grant Letter Agreement and to the extent not inconsistent with the terms of this Sub-Plan, then the provisions of Sections 7 or 8 (as applicable) of the Plan shall apply, mutatis mutandis.

(e)	No Rights as Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate to the Participant for the Shares. No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the stock certificate is issued, other than as required or permitted by the Plan and only to the extent such adjustment would not otherwise cause adverse tax consequences to the Participant under Section 409A of the Code or result in the loss of ISO status (without the Participant’s consent).

For the avoidance of doubt and notwithstanding Section 9.6 of the Plan, no adjustment to the exercise price shall be made for dividend distributions.

(f)	Certain Adjustments Prohibited. Notwithstanding any provision in Sections 3.1, 9.1, 9.2, 9.3 and 9.4 of the Plan, no adjustment shall be made to the terms or conditions of an Option and no assumption or substitution of the Option shall be made under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Participant under Section 409A of the Code or result in the loss of ISO status under Code Section 424 of the Code (without the Participant’s consent).

(g)	Transferability of Options. Notwithstanding the provisions of Sections 5.1.3 or 10 of the Plan, the Board may in its discretion permit a Participant to transfer an NSO (but not an ISO) to a member of the Immediate Family (as defined below) of the Participant, to a trust solely for the benefit of the Participant and the Participant’s Immediate Family or to a partnership or limited liability company whose only partners or members are the Participant and members of the Participant’s Immediate Family. “Immediate Family” shall mean, with respect to any Participant, the Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

6.	Terms and Conditions of Restricted Stock Units

(a)	Form of Award. The Board may grant awards in the form of restricted stock units (“Restricted Stock Units” or “RSUs”). Restricted Stock Units are a right to receive Ordinary Shares at a specified future time.

(b)	Procedures Relating to Restricted Stock Unit Awards. A Restricted Stock Unit letter agreement (a “U.S. RSU Grant Letter Agreement” and together with a U.S. Option Grant Letter Agreement, a “Grant Letter Agreement”) shall evidence the applicable award and shall contain such terms and conditions as the Board shall provide.

(c)	Delivery. Provided the Participant’s employment or service relationship has not terminated as of the end of the applicable Vesting Period (as defined below) or at a later date determined by the Committee at the time of grant and set forth in the applicable U.S. RSU Grant Letter Agreement, a delivery of Ordinary Shares as settlement of a Restricted Stock Unit shall occur as soon as administratively practicable following the end of the Vesting Period, but in no event later than the fifteenth day of the third month following the close of the year in which the Vesting Period ends or, if later, the close of the year specified by the Board in the applicable agreement.

(d)	No Rights as Shareholder. A holder of Restricted Stock Units shall not be entitled to any of the rights of a stockholder of the Company, including the right to vote the shares underlying the award or the right to receive any dividends.

(e)	Restrictions Relating to Restricted Stock Unit Awards. The Board may, in its sole discretion, impose such conditions and/or restrictions on any Restricted Stock Unit as it may deem advisable including, without limitation, a requirement that a Participant pay a stipulated purchase price for each Ordinary Share underlying a Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting, either in lieu of or following the attainment of any performance goals, or holding requirements or sale restrictions placed on the Ordinary Shares.

(f)	Satisfaction of Vesting Period. After the applicable period (the “Vesting Period”) during which the performance goals or time-based restrictions on vesting must be met in order to determine the vesting of Restricted Stock Units has ended, delivery or payment with respect to Restricted Stock Units shall be made. The extent to which any performance goals are met will be determined solely by the Board, which determination will establish the amount of Restricted Stock Units that will be paid out to the Participant and the extent to which any restrictions will lapse. Each U.S. RSU Grant Letter Agreement shall set forth the extent to which the Participant shall have the right to retain the award following termination of the Participant’s employment or other service relationship with the Company. Whether any such right shall apply to a particular award shall be determined in the sole discretion of the Board.

(g)	Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, the number of shares subject to and the repurchase price per share (if any) subject to each outstanding Restricted Stock Unit, shall be equitably adjusted (or substituted awards may be made, if applicable) as the Board, in its sole discretion, deems appropriate. Any such adjustment made by the Board shall be conclusive and binding upon all affected persons, including the Company and all Participants. If while Restricted Stock Units remain outstanding under the Plan the Company merges or consolidates with a wholly-owned subsidiary for the purpose of reincorporating itself under the laws of another jurisdiction or for any other reason, consistent with Section 9.3 of the Plan, the Company shall use reasonable efforts to maintain the right of each Participant on (unless such merger or consolidation involves a change in the number of shares or the capitalization of the Company, in which case proportional adjustments shall be made as provided above and unless such event constitutes a Transaction).

(h)	Transaction. In connection with a Transaction, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Restricted Stock Units on such terms as the Board determines: (i) provide that the awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding entity or an affiliate thereof; (ii) upon notice to a Participant, provide that all of the Participant’s unvested awards will terminate immediately prior to the consummation of the Reorganization Event; (iii) provide that restrictions applicable to an award shall lapse, in whole or in part prior to or upon the Reorganization Event; (iv) provide that, in connection with a liquidation or dissolution of the Company, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the purchase price thereof and any applicable tax withholdings); and (v) any combination of the foregoing. In taking any of the actions permitted under this Section, the Committee shall not be obligated by the Plan to treat all awards, all awards held by a Participant or all awards of the same type identically and any adjustment pursuant to this Section made by the Board shall be conclusive and binding upon all affected persons, including the Company and all Participants.

(i)	Plan Provisions. Sections 3.1, 3.4, 3.6, 4.3, 5.1.1, 5.1.2, 5.2, 6.1, 6.2, 7.5, 7.6, 7.8, 9.5, 10, 12.1 through 12.9, 16, 17.1, 17.2, 17.4, 17.5, 18, 20, 21 and 24 of the Plan shall apply mutatis mutandis with respect to RSU awards made pursuant to this Sub-Plan, to the extent not inconsistent with the terms of this Sub-Plan and as determined by the Board in its sole discretion.

7.

Fair Market Value. For purposes of an award granted pursuant to this Sub-Plan, and except as may be otherwise explicitly provided in any Grant Letter Agreement, the “Fair Market Value” of a Share at any particular date shall be determined according to the following rules: (a) if the Shares are not at the time listed or admitted to trading on the Stock Exchange or any other stock exchange, the Fair Market Value shall be the closing price of the Shares on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Board and regularly reporting the price of the Shares in such market; provided, however, that if the price of the Shares is not so reported, the Fair Market Value shall be determined in good faith by the Board, which may take into consideration (i) the price paid for the Shares in the most recent trade of a substantial number of shares known to the Board to have occurred at arm’s length between willing and knowledgeable investors, (ii) an appraisal by an independent party or (iii) any other method of valuation undertaken in good faith by the Board, or some or all of the above as the Board shall in its discretion elect; or (b) if the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the last known closing price of the Shares on the relevant date. Notwithstanding Subsection (ii) above, the Board may adopt any other method in order to determine the Fair Market Value of a Share, as long as use of such method will not give rise to adverse tax consequences under Section 409A of the Code.

8.	Requirements of Law

(a)	The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option or settlement of any RSU if the issuance of such Shares will result in a violation by the Participant or the Company of any provisions of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option or settlement of an RSU, the Company will not be required to issue Shares unless the Board has received evidence satisfactory to it to the effect that the holder of the Option or RSU will not transfer such Shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required. Any determination in this connection by the Board shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option or settlement of an RSU to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)	All other provisions of this Sub-Plan and the Plan notwithstanding, this Sub-Plan and the Plan shall be administered and construed so as to avoid any person who receives an grant incurring any adverse tax consequences under Section 409A of the Code. The Board shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Section 409A of the Code.

9.	Forfeiture for Dishonesty or Termination for Cause.

Notwithstanding any provision of the Plan to the contrary, if the Board determines, after full consideration of the facts, that

(a)	the Participant has been engaged in fraud, embezzlement, theft or commission of a felony in the course of the Participant’s employment by or involvement with the Company or has made unauthorized disclosure of trade secrets or other proprietary information of the Company or of a third party who has entrusted such information to the Company, or

(b)	the Participant has violated the terms of any employment, noncompetition, nonsolicitation or proprietary information agreement to which the Participant is a party, or

(c)	the Participant’s employment or involvement with the Company was terminated for “cause,” as defined in any employment agreement with the Participant, if applicable, or if there is no such agreement, as determined by the Board, which may determine that “cause” includes among other matters the willful failure or refusal of the Participant to perform and carry out assigned duties and responsibilities diligently and in a manner satisfactory to the Board, then, and except as otherwise limited by applicable law, the Participant’s right to exercise an Option or continued vesting in an RSU shall terminate as of the date of such act (in the case of (a) or (b)) or such termination (in the case of (c)), the Participant shall forfeit all unexercised Options and unsettled RSUs and shall be required to sell to the Company or, in the case the Company is not allowed to repurchase its own shares, to a third party approved by the Company, all or any part of the Shares acquired by the Participant prior to such event, at a price equal to the lesser of their Fair Market Value or the amount paid to the Company upon such transfer or exercise.

If a Participant whose behavior the Company asserts falls within the provisions of (a), (b) or (c) above has exercised or attempts to exercise an Option prior to consideration of the application of this Section 9 of the Sub-Plan or prior to a decision of the Board, the Company shall not be required to recognize the exercise until the Board has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and shall be void ab initio) if the Board makes an adverse determination, provided, however, that if the Board finds in favor of the Participant then the Participant will be deemed to have exercised the Option retroactively as of the date the Participant originally gave notice of an attempt to exercise or actual exercise, as the case may be.

The decision of the Board as to the cause of a Participant’s discharge and the damage done to the Company shall be final, binding, and conclusive. No decision of the Board, however, shall affect in any manner the finality of the discharge of the Participant by the Company.

For purposes of this Section 9 of the Sub-Plan, reference to the Company shall include any Related Entity.

10.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Participant by reason of the exercise of an Option or settlement of an RSU, and as a condition to the receipt of any Option or RSU the Participant shall agree that if the amount payable by the Company or any Related Entity employing the Participant in the ordinary course is insufficient to pay such taxes, then the Participant shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax obligations.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Your vote is important!

Shareholders are urged to complete and return their proxy cards promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy card is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY CARD WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 29, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 29, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Nasus Pharma Ltd.

Dan Teleman, Chief Executive Officer of the Company